Filed Pursuant to Rule 424(b)(3)

Registration No. 333-261904

Prospectus Supplement No. 2

(To Prospectus dated November 10, 2022)

P3 Health Partners, Inc.

240,855,865 Shares of Class A Common Stock

267,329 Warrants to Purchase Shares of Class A Common Stock

10,819,105 Shares of Class A Common Stock underlying Warrants

This prospectus supplement updates, amends and supplements the prospectus dated November 10, 2022 (the “Prospectus”), relating to the resale of up to 240,855,865 shares of our Class A Common Stock by the selling securityholders named in the prospectus (including their pledgees, donees, transferees or other successors-in-interest), the resale of up to 267,329 warrants to purchase shares of Class A Common Stock and the issuance by us of up to 10,819,105 shares of Class A Common Stock upon the exercise of outstanding warrants, which forms a part of our Registration Statement on Form S-1 (Registration No. 333-261904).

This prospectus supplement is being filed to update, amend and supplement the Prospectus with the information contained in our Current Report on Form 8-K filed with the SEC on December 1, 2022, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our Class A Common Stock is listed on the Nasdaq Stock Market (“Nasdaq”) under the symbol “PIII” and our warrants are listed on Nasdaq under the symbol “PIIIW”. On December 2, 2022, the closing sale price of our Class A Common Stock was $4.68 per share and the closing price of our warrants was $0.5525 per warrant.

INVESTING IN OUR SECURITIES INVOLVES RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 6 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 5, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 27, 2022

P3 Health Partners Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40033	85-2992794
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

2370 Corporate Circle, Suite 300
Henderson, NV	89074
(Address of principal executive offices)	(Zip Code)

(702) 910-3950

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

	Trading	Name of each exchange
Title of each class	Symbol(s)	on which registered
Class A Common Stock, par value $0.0001 per share	PIII	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50.	PIIIW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Interim CFO Compensation Arrangement

As previously disclosed, on October 18, 2022, the Board of Directors (the “Board”) of P3 Health Partners Inc. (the “Company”) appointed Erin Darakjian to serve as Interim Chief Financial Officer of the Company, effective as of November 1, 2022, pending the Company’s search for a permanent successor following the resignation of Eric Atkins.

In consideration of her service as Interim Chief Financial Officer, on November 28, 2022, the Company entered into a letter agreement with Ms. Darakjian (the “Darakjian Letter Agreement”). Under the Darakjian Letter Agreement, Ms. Darakjian will receive a lump sum payment of $50,000 to be paid in December 2022 . In addition, the Darakjian Letter Agreement provides that Ms. Darakjian’s target annual bonus opportunity will be 50% of her base salary, and that, for fiscal year 2022, Ms. Darakjian will receive a bonus equal to 50% of her base salary. In addition, on November 28, 2022, Ms. Darakjian was granted an option to purchase 100,000 shares of Class A common stock of the Company, 25% of which will vest on October 18, 2023 (the “Initial Vesting Date”), and the balance (75%) of which will vest in equal annual installments over the next three years on each anniversary of the Initial Vesting Date, subject to Ms. Darakjian’s continued employment through the applicable vesting date.

The foregoing description of the Darakjian Letter Agreement does not purport to be complete and is qualified in its entirety by the terms of the Darakjian Letter Agreement, a copy of which is filed herewith as Exhibit 10.1 and incorporated herein by reference.

CFO Appointment

On November 27, 2022, the Board appointed Atul Kavthekar to serve as Chief Financial Officer of the Company, effective as of December 12, 2022 (the “Effective Date”). The Board also designated Mr. Kavthekar as the Company’s principal financial officer as of the Effective Date, succeeding Ms. Darakjian in such role. Ms. Darakjian remains Chief Accounting Officer, Senior Vice President and principal accounting officer of the Company.

Prior to joining the Company, Mr. Kavthekar, 54, served as Executive Vice President and Chief Financial Officer of EyeCare Partners, a clinically-integrated comprehensive eyecare platform, since March 2021. From July 2020 to March 2021, Mr. Kavthekar served as Chief Financial Officer of Encyclopedia Britannica, a digital media, publishing and educational curriculum company. From May 2017 to April 2019, Mr. Kavthekar served as Chief Financial Officer and Treasurer of Diplomat Pharmacy, Inc., an independent provider of specialty pharmacy services. Mr. Kavthekar served as Chief Financial Officer of LivingSocial, Inc., an e-commerce retailer, from June 2015 to December 2016. Mr. Kavthekar also served as Chief Financial Officer and Head of Corporate Development for the health and wellness division of Sears Holding Corporation, which included the Kmart Pharmacy business, from December 2013 to May 2015, and as Division Chief Financial Officer of e-commerce for Walgreen Co. from December 2009 to December 2013. Prior to these positions, he held a number of positions in the financial industry, focusing on investment banking and mergers and acquisitions. Mr. Kavthekar received an MBA from The University of Chicago Booth School of Business.

In connection with his appointment as Chief Financial Officer, on November 27, 2022, the Company entered into an offer letter agreement with Mr. Kavthekar (the “Kavthekar Letter Agreement”). Under the Kavthekar Letter Agreement, Mr. Kavthekar’s annual base salary will be $450,000 and his target annual bonus will be 50% of his base salary. In addition, he will receive a $50,000 signing bonus, which will be paid on the six month anniversary of the Effective Date (the “Signing Bonus”), provided that Mr. Kavthekar is continuously employed by the Company through such date. The Signing Bonus is subject to repayment by Mr. Kavthekar on a pro-rata basis if his employment terminates for any reason before the 18-month anniversary of the Effective Date. Mr. Kavthekar also will be granted an option to purchase 600,000 shares of Class A common stock of the Company, of which 25% will vest on the first anniversary of the Effective Date (the “Initial Vesting Date”), and the remaining 75% will vest in equal annual installments over the next three years on each anniversary of the Initial Vesting Date, subject to Mr. Kavthekar’s continued employment through the applicable vesting date. In addition, if Mr. Kavthekar’s employment is terminated without cause, he will be entitled to receive a lump-sum severance payment equal to six months of his base salary, subject to his execution and non-revocation of a general release of claims and continued compliance with restrictive covenants.

The foregoing description of the Kavthekar Letter Agreement does not purport to be complete and is qualified in its entirely by the terms of the Kavthekar Letter Agreement, a copy of which is filed herewith as Exhibit 10.2 and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
10.1	Letter Agreement, by and between P3 Health Partners Inc. and Erin Darakjian
10.2	Letter Agreement, by and between P3 Health Partners Inc. and Atul Kavthekar
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

P3 Health Partners Inc.

Date:	December 1, 2022	By:	/s/ Jessica Puathasnanon
Jessica Puathasnanon Chief Legal Officer

Exhibit 10.1

November 28, 2022

Erin Darakjian

Chief Accounting Officer

Interim Chief Financial Officer

Dear Erin,

We are pleased to extend an interim pay agreement for your work as P3’s Interim CFO and in your continued role as Chief Accounting Officer. You are a trusted and highly valued leader of our P3 family, and your contributions are directly connected to the company’s growth and success. The following are the terms of our interim pay agreement:

Lump Sum Payment: You will receive a lump sum payment representing both salary and bonus award in line with the interim CFO role of $50,000 (fifty thousand dollars) to be paid in the first pay period in December. This is in addition to your current salary and bonus plan as Chief Accounting Officer. If your interim appointment extends beyond February 1, 2023, in consideration of your service as Interim Chief Financial Officer, P3 will compensate you an additional lump sum of $50,000 – the first payment to be made in the first pay period of February 2023. Additional payments will be made and every three (3) months thereafter - until a permanent Chief Financial Officer commences employment.

Annual Incentive: Your target bonus will permanently increase to 50% of your base salary while you are in your role as Chief Accounting Officer. This bonus is based on a combination of the Company’s and your performance with respect to target goals and metrics, subject to Board of Directors approval each year. For the bonus related to fiscal year 2022, P3 will guarantee a bonus payout at 100% of target, without proration. Going forward, so long as you remain an employee of P3, your bonus target will be 50% of your salary.

One-Time Equity Grant: P3 shall grant to a non-qualified option to purchase 100,000 shares of P3’s Class A common stock (the “Stock Option”), subject to your continued employment with P3 through the vesting date. The Stock Option shall have an exercise price per share equal to the Fair Market Value on the grant date (as defined in the 2021 P3 Health Partners Inc. Incentive Award Plan (the “Plan”)) and shall have an outside expiration date of ten years from the grant date and will vest at 25% per year over a four year period (25% per year commencing on October 18, 2023, the first anniversary of your appointment to the Interim CFO role).

I sincerely appreciate your hard work, dedication, and leadership to P3 Health Partners. I look forward to your continued growth within in the organization.

Sincerely,

/s/ Sherif Abdou, M.D.
Sherif Abdou, MD, MMM, FACP, FACPE
Chief Executive Officer

I agree to the terms stipulated and indicate my acceptance by signing and returning this document via DocuSign.

Date:	11/28/2022

Signed:	/s/ Erin Darakjian

Exhibit 10.2

November 27, 2022

Atul Kavthekar

3407 Fairmont Avenue

Naperville, IL 60564

Via email: atulkavthekar@gmail.com

Dear Atul,

We are pleased to extend to you an offer of employment as Chief Financial Officer of P3 Health Partners. We believe that all employees contribute directly to the Company’s growth and success, and we look forward to you being a member of our team. Following are the terms of our offer of employment:

Position: Chief Financial Officer

Report To: Chief Executive Officer (currently Sherif Abdou, MD, MMM, FACP, FACPE)

Annual Base Salary: $450,000

Start Date: December 12, 2022

Signing Bonus: We are pleased to offer you a signing bonus of $50,000, to be paid within 15 days following the six-month anniversary of your Start Date (the “Signing Bonus”), subject to your continued employment through such six-month anniversary. If you separate employment (voluntarily or involuntarily) from the Company within one year following such six-month anniversary, you agree to repay a pro rata portion of the Signing Bonus.1

Benefits: During your employment, you will be eligible to participate in all Company benefits, subject to the terms of the plan, program, or policy. Your health and wellness benefits are expected to begin the first day of the month that occurs after 30 days following your Start Date. The benefits include a 401(k) plan.

1 The amount of repayment shall be the full amount of the Signing Bonus multiplied by a fraction: the numerator of which is equal to the number of days you worked following such six-month anniversary, and the denominator of which is 365.

Relocation: P3 offers relocation benefits to support your move to Henderson. You will be reimbursed for reasonable expenses incurred by you, including up to two home finding trips, movement of household goods up to $25,000, temporary housing for up to two months up to $12,000 in the aggregate, shipment of one automobile, and final move expenses, all in accordance with the Company’s relocation reimbursement policy.

Travel: As an officer of the Company, travel is required to attend meetings, engage with potential clients, develop relationships with physicians, clinical teams, etc. and the overall build of the organization. You will be entitled to reimbursement for all reasonable and necessary out-of-pocket business and travel expenses incurred by you in connection with the performance of your duties hereunder in accordance with the Company's expense reimbursement policies and procedures.

Annual Incentive: During your employment, you will be eligible to receive an annual performance bonus based on the achievement of the Company's and your target performance goals and metrics, established by the Board of Directors (or a subcommittee thereof) each year, beginning with 2023. Your target bonus will be equal to 50% of your base salary. You must be employed by the Company on the date an annual bonus is paid in order to receive the bonus.

One-Time Equity Grant: Subject to the approval of the Company’s Board of Directors, P3 will grant you a non-qualified option to purchase 600,000 shares of P3’s Class A common stock (the “Stock Option”). The Stock Option shall have an exercise price per share equal to the Fair Market Value on the grant date (as defined in the 2021 P3 Health Partners Inc. Incentive Award Plan (the “Plan”)) and shall be subject to the terms and conditions applicable to options granted under the Plan and a stock option agreement prescribed by the Company. You will vest in 25% of the Stock Option on the first anniversary of your Start Date (the “Initial Vesting Date”), and the remaining 75% will vest in equal annual installments over the following three years on each anniversary of the Initial Vesting Date, subject to your continued employment through the applicable vesting date.

Severance: In the event your employment is terminated by the Company without “cause” (as determined by the Company in its sole discretion, you will receive a lump sum payment equal to six months of base salary at the annual rate of pay in effect on the date of termination (the “Severance Pay”), payable within 30 days following your termination date, subject to your timely execution and non-revocation of a general release of claims (in a form prescribed by the Company) and your compliance with certain restrictive covenants, including non-competition and non-solicitation covenants.

Taxes: All payments to you under this letter will be subject to any required withholding of federal, state and local taxes pursuant to any applicable law or regulation and the Company and its affiliates are entitled to withholding any and all such taxes from mounts payable under this letter. No amount that is deferred compensation subject to Section 409A of the Internal Revenue Code, as amended (the “Code”) shall be payable pursuant to this letter unless your termination of employment constitutes a “separation from service” from the Company within the meaning of Section 409A of the Code and the Department of Treasury regulations and other guidance promulgated thereunder (“Section 409A”). For purposes of Section 409A, your right to receive any installment payments under this letter shall be treated as a right to receive a series of separate payments and, accordingly, each such installment payment shall at all times be considered a separate and distinct payment. Notwithstanding the foregoing, no compensation or benefits, including without limitation any severance payments or benefits described above, shall be paid to you during the six-month period following your “separation from service” from the Company if the Company determines that paying such amounts at the time or times indicated in this letter would be a prohibited distribution under Section 409A(a)(2)(B)(i) of the Code. If the payment of any such amounts is delayed as a result of the previous sentence, then on the first business day following the end of such 6-month period (or such earlier date upon which such amount can be paid under Section 409A without resulting in a prohibited distribution, including as a result of your death), the Company shall pay you a lump-sum amount equal to the cumulative amount that would have otherwise been payable to you during such period.

This letter is designed to outline your offer of employment and is contingent upon a final reference and passing the preemployment background and drug screening. Please signify by signing this letter that you understand that employment with P3 shall be at-will, and either party will be free to end this relationship for any reason or no reason.

We look forward to having you as part of our team here at P3 Health Partners. Please return this signed letter.

If you have any questions or concerns about this letter, please do not hesitate to contact me at (702) 910-3951. Please indicate your acceptance by signing and returning this document to me as soon as possible, via scan or mail to 2370 Corporate Circle, Suite 300 Henderson, NV 89074.

Sincerely,

/s/ Sherif Abdou, M.D.
Sherif Abdou, MD, MMM, FACP, FACPE
Chief Executive Officer

I agree to the terms stipulated and indicate my acceptance by signing and returning this document via DocuSign.

Date:	11/27/2022

Signed:	/s/ Atul Kavthekar